UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission file number: 001-38775

ITAMAR MEDICAL LTD.

(Name of registrant)

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On February 5, 2020, Itamar Medical Ltd. (the “Company”) announced the pricing of its underwritten public offering (the “Offering”) of 3,049,130 American Depositary Shares, each representing 30 ordinary shares (the “Ordinary Shares”), by the Company and by Viola Growth 2 A.V. Limited Partnership (the “Selling Shareholder”).

Attached to this report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of the Underwriting Agreement, dated February 5, 2021, by and among the Company, the Selling Shareholder and Piper Sandler & Co., Cowen and Company, LLC and SVB Leerink LLC.

Attached to this Report as Exhibit 5.1 is the opinion of Goldfarb Seligman & Co. regarding the validity of the Ordinary Shares.

Attached to this Report as Exhibit 99.1 is a copy of the press release of the Company, dated February 5, 2021, entitled “Itamar Medical Announces Pricing of Public Offering of American Depositary Shares.”

This Form 6-K, including its exhibits, is incorporated by reference into the registration statements on Form F-3 (File No. 333-252364 and 333-250155) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit Number	Description
1.1	Underwriting Agreement, dated February 5, 2021, by and among the Company, the Selling Shareholder and Piper Sandler & Co., Cowen and Company, LLC and SVB Leerink LLC.
5.1	Opinion of Goldfarb Seligman & Co. regarding the validity of the Ordinary Shares
99.1	Press Release, February 5, 2021: Itamar Medical Announces Pricing of Public Offering of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.

By:	/s/ Shy Basson
Shy Basson
Chief Financial Officer

Date: February 5, 2021